Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile Achieves Bureau of Indian Standards (BIS) Certification

India represents massive market opportunity with 1.1 Billion cellular subscribers

Vancouver, BC – September 12, 2024 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, announced today that its SD7 handset battery and power supply are now certified by the Bureau of Indian Standards (“BIS”). Governments and enterprises in India can procure the Company’s SD7 handsets through the Company’s in-country reseller, Consort Digital, to improve communications with BIS-approved devices.

Marc Seelenfreund, CEO of Siyata, stated, “BIS is the national standards body responsible for setting parameters that ensure the quality, safety and reliability of products entering the Indian market. Earning this certification affirms the excellence of our Siyata products and our commitment to the massive Indian market. Our SD7 handset, integrated with Consort Digital’s MCX ONE Solution, is a state-of-the-art MCX (Mission Critical ‘X’) solution for first responders and enterprise customers. With BIS certification, users can be assured the SD7 handset meets the highest level of in-country standards.”

Sanjay Jain, Managing Director of Consort Digital, commented, “At Consort Digital, we are focused on serving governments, large corporations and public safety agencies with communication solutions that incorporate devices that offer mobility, efficiency and reliability. The SD7 handset measures up to those standards, and with BIS certification, a broader range of sales opportunities has opened up in the immense Indian market.”

About MCX ONE

MCX ONE Solution is a 3GPP-based Open standard mission-critical communication platform. It supports Push to Voice, Data, and Video over public/ private broadband networks (LTE 4G/5G, Wi-Fi). The solution also integrates narrowband technologies such as TETRA, DMR, etc. It also enables various multimedia features essential for the modern communication requirements of professional organizations.

About Consort Digital

Consort Digital is involved in the design, research and development, and deployment of solutions based on OPEN standards such as TETRA, DMR, and MCX over LTE 4G and 5G. Consort Digital provides solutions for market segments such as mass transit, transportation, public safety, and industries among others.

For more information, please visit www.consortdigital.com or reach out via email at info@consortdigital.com.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”, and our public warrants trade on the Nasdaq under the symbol “SYTAW”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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